Contact

www.linkedin.com/in/salarshahini (LinkedIn)
sweatpals.com (Company)

Top Skills

Executing on an idea to improve the world we live in

Igniting a passionate group of people around a mission to build something useful and profitable

Understanding principles of consumer behavior and psychology to develop intuitive software programs

Honors-Awards

Best Innovation Award

Best Paper Award

Dean's Scholarship Award

Stipended Graduate Research Assistantship

Bright Talents Scholarship

Salar Shahini

Founder / CEO @ SweatPals
Austin, Texas, United States

Summary

I grew up in Iran, started a successful deep tech company in the US at age 23, lived in Istanbul for a while, and now I'm the CEO & Founder of a venture in the health & fitness community space.

I fell in love with entrepreneurship at age 16, when I made pinback buttons with Persian cartoon characters and sold them to my classmates. Eventually, I saved enough money to move to the US for greater opportunities. While earning a Master's degree in engineering, I created a deep tech application to help cities manage their assets. We turned that application into a business and today it is used in 250+ cities and two countries.

During that time, I constantly moved to new cities, which presented challenges in making friends. But once I discovered health and fitness communities in a new city, I would find friends and inspiration. They always welcomed me with open arms.

After moving to Austin two years ago, I once again struggled to find these communities. I discovered that these communities don't have the tools to grow or get discovered. Now I'm fully focused on making them accessible as the CEO of SweatPals. I am passionate about creating the sense of belonging that we are all looking for.

I'm interested in startups, health, fitness & wellness, community building, tech, and entrepreneurship, and have spoken about them at TEDx, Boston Globe, and CBS. If you want to chat about any of these topics - feel free to reach out!

Experience

SweatPals

Founder / CEO

February 2022 - Present (2 years 1 month)

Austin, Texas Metropolitan Area

Antler
Entrepreneur In Residence
March 2022 - May 2022 (3 months)
Austin, Texas Metropolitan Area

Completed Antler residency program and received early investment as the top startup during the residency program. SweatPals was the top team in a cohort of 60 startups and one of the few investments among hundreds of applicants.

StreetScan
6 years 11 months

CEO / Chairman
August 2018 - February 2022 (3 years 7 months)
Greater Boston Area

CTO / Board Member
April 2015 - August 2018 (3 years 5 months)
Greater Boston Area

Leading a team of a dozen developers and scientists.

Developing, implementing, and maintaining GIS web applications for pavement management based on heterogeneous sensors data.

Creating data models to automate data intake, geo-referencing, routing, and decision making tasks.

Populating an SQL database and performing data validation routines.

Developing data driven life-cycle cost analysis models.

Presenting data to clients and customizing functions according to their requests.

Streetlogix
Founder / CTO
January 2019 - January 2022 (3 years 1 month)

I created the very first version of Streetlogix as my thesis back in grad school. Streetlogix is now an emerging leader in the budding sector of Government asset management software. Streetlogix is implemented in over 200 cities across North America and rapidly growing.

- Product Management, Development, and Design for Streetlogix web and mobile applications.
- Developing a powerful cloud-based backend in AWS to distribute application load and web services.
- Creating the application framework using ArcGIS JavaScript and React.
- Overseeing a distributed team of developers following Agile/Scrum framework.
- Managing prioritization and trade-offs among customer experience, performance and business requirements.
- Developing product implementation and customer support processes.

MassChallenge
Mentor / Judge
June 2020 - June 2021 (1 year 1 month)
Boston, Massachusetts, United States

MassChallenge is a global, zero-equity startup accelerator. As of 2019, MassChallenge has accelerated more than 1,900 startups that have raised more than $4.3 billion in funding.

Center for Research Innovation, Northeastern University
Judge
February 2020 - April 2020 (3 months)
Boston, Massachusetts, United States

Every year the Center for Research Innovation hosts the RISE competition. At RISE, over 2000 industry leaders, entrepreneurs, investors, researchers, and technology enthusiasts from diverse sectors engage more than 400 of Northeastern's solution-focused innovations. RISE is the largest event of its kind in the United States.

Northeastern University
Research Assistant
November 2012 - January 2016 (3 years 3 months)
Greater Boston Area

Developed a Web-based GIS Pavement Monitoring System based on heterogeneous sensors data using Python, Oracle database, and ArcGIS Desktop and Server.

Took the lead odeveloping a data driven Pavement Management System consisting of maintenance decision trees and budget planning algorithms in addition to a deterioration model using 20+ years of priori data.

Performed sensor fusion and sensitivity analysis to produce a Pavement Condition Index comparable value.

Developed an automated solution to efficiently define routes for full road coverage on all the lanes using Python and ArcGIS Network Analyst.

Created noise-removal algorithms to remove false negatives in the acoustic sensors data using radar data.

Developed a Support Vector Machine model to predict existence of features on the roads.

Contributed in developing a Hessian-based filtering methodology to detect pavement cracks from images.

Contributed in implementing multi-OS system architecture suitable for multi-modal sensor systems in geo-fencing and real-time display of the vehicle collecting data.

Paz Engineering Company
Project Manager
February 2010 - March 2012 (2 years 2 months)

Paz Engineering Company
Field Engineer
July 2009 - October 2009 (4 months)

Managed site investigation and quality control.

Provided a full site investigation report of the project with improvement suggestions.

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Education

Northeastern University
Master of Science (M.S.), Engineering · (2012 - 2014)

University of Tehran
Bachelor of Science (B.Sc.), Geomatics Engineering · (2007 - 2012)